press release

ArcelorMittal receives European Commission approval for the sale of several European steelmaking assets to Liberty House

17 April 2019, 17:00 CET – ArcelorMittal (‘the Company’) today announces that it has received European Commission (‘EC’) approval for the sale of several steelmaking assets to Liberty House Group. The assets form a divestment package the Company agreed with the European Commission (‘EC’) during its merger control investigation into the Company’s acquisition of Ilva S.p.A.

Assets included within the divestment package are ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia), ArcelorMittal Piombino (Italy), ArcelorMittal Dudelange (Luxembourg) and several finishing lines at ArcelorMittal Liège (Belgium).

Transaction closing is anticipated to occur before the end of the first half of this year.